

January 15, 2014

<u>Via E-mail</u>
Vince M. Guest
President and Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director
Universal Bioenergy, Inc.
19800 Mac Arthur Blvd., Suite 300
Irvine, CA 92612

> **Re:** **Universal Bioenergy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 15, 2013**
> **File No. 333-123465**
> **Response letter dated November 8, 2013**
> **Amendment No. 1 to Schedule 13D filed on January3, 2014 by Global Energy Group LLC**
> **File No. 005-84761**

Dear Mr. Guest:

We have limited our review of your response letter and filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Transition Period from January 1, 2013 through the Fiscal Year Ended June 30, 2013</u>

<u>Item 12. Security Ownership of Certain Beneficial Holders and Management, page 37</u>

1. We note your response to comment 1 in our letter dated November 15, 2013. Specifically, we note your statement that "[a]lthough having similar names; to our knowledge, Rainco Industries Inc., and Rainco Management LLC are two separate companies and are not affiliated with each other. Therefore, we or Solomon Ali could not be expected to know who the control person was for Global Energy Group LLC or

Rainco Management LLC." However, we also note your disclosure on page 23 of your Form 10-Q for the period ended September 30, 2013, stating that "Solomon Ali, [y]our Senior Vice President of Corporate Finance and Investor Relations, previously served as CEO of Rainco Industries, parent company of Rainco Management LLC and currently serves as an outside consultant (with no affiliation) and Rainco Industries serves [you] in the capacity as a consultant." Please explain the discrepancy between your response and your disclosure.

2.   As a related matter, please tell us how Rainco Industries is the parent company of Rainco Management LLC when your disclosure elsewhere indicates that N.C. Singletary is the control person of Rainco Management LLC. Clarify whether N.C. Singletary is also the control person of Rainco Industries or otherwise explain the "parent" and "control" status of both Rainco Industries and Rainco Management as they relate to Global Energy Group LLC.

3.   We further note your statement in response to comment 1 in our letter dated November 15, 2013, that "since neither Rainco Industries Inc., nor Rainco Management LLC purchased the Note(s), neither of those entities would be deemed an affiliate of the Company at the time the Note(s) were acquired from the original Note Holder(s)." However, we note that Rainco Management LLC is the controlling entity of Global Energy Group LLC, based on disclosure in the Schedule 13D filed with the Commission on October 23, 2013. Please consider whether the status of Rainco Management LLC and/or Rainco Industries Inc. as control persons of Global Energy Group LLC impacts their respective affiliate statuses, such that you should also be identifying the Rainco entities and N.C. Singletary as indirect affiliates of you.

4.   We also note that you continue to indicate that Global Energy Group LLC "merely became a creditor" as of January 11, 2013 and became a control person after conversion of the notes on April 10, 2013. With a view to understanding when Global Energy Group LLC and its affiliates should have been identified as beneficial owners of you, please tell us and elaborate upon the terms of the Promissory Notes with a view to understanding the conversion features of the Notes. In this regard, we note your disclosure on page 22 of your quarterly report on Form 10-Q for the period ended March 31, 2013 indicating that the terms of your Promissory Notes, generally speaking, include provisions "that grant the Note Holder the right (but not the obligation) to convert them into shares of [y]our common stock…in lieu of receiving payment in cash." Please tell us whether the Promissory Notes held by Global Energy Group LLC contained such provisions. If so, and considering that Rule 13d-3 determines beneficial ownership based upon, among other things, the "right to acquire beneficial ownership of such security within sixty days," please tell us whether Global Energy Group should have been deemed a beneficial owner as of January 11, 2013, if not sooner. In this regard, we note that you still have not filed a Form 8-K acknowledging the change in control.

Schedule 13D/A filed on January 3, 2014

5. We note that the Schedule 13D/A filed by Global Energy Group LLC names each of the members of Global Energy Group; however, it still does not appear to include Rainco Industries Inc. or Nicole C. Singletary as reporting persons. Please clarify if Rainco Industries and/or Nicole C. Singletary have voting and/or investment control over the securities held by Global Energy Group and include them as reporting persons, as applicable. In this regard, we note the statements that "Rainco Management LLC has sole investment discretion and voting authority with respect to the securities covered by this Statement," and "the control person for Rainco Management LLC is Nicole C. Singletary," which seems to suggest that Nicole C. Singletary has voting and investment control over such securities, and that both Rainco Management LLC and Nicole C. Singletary should be included as reporting persons. In addition, please clarify the relationship between Rainco Management LLC and Rainco Industries Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director